# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIM IMMUNOTECH INC., CIK 0000946644
CUSIP: 00901B105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2117 SW HIGHWAY 484, OCALA, Florida (FL), 32801
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001193125-23-196184
Filed by CIK 0001709836
Persons authorized to receive notices and communications: Todd Deutsch, c/o Baker & Hostetler LLP, 127 Public Sq, Suite 2000 Attn: John J. Harrington, Cleveland, Ohio (OH), 44114, (216) 621-0200; Ted D. Kellner, c/o Baker & Hostetler LLP, 127 Public Sq, Suite 2000 Attn: John J. Harrington, Cleveland, Ohio (OH), 44114, (216) 621-0200; Paul W. Sweeney, c/o Baker & Hostetler LLP, 127 Public Sq, Suite 2000 Attn: John J. Harrington, Cleveland, Ohio (OH), 44114, (216) 621-0200; Wayne Springate, c/o Baker & Hostetler LLP, 127 Public Sq, Suite 2000 Attn: John J. Harrington, Cleveland, Ohio (OH), 44114, (216) 621-0200

## Reporting persons
- Todd Deutsch (CIK 0001709836): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,716,100; shared voting power 0; sole dispositive power 1,716,100; shared dispositive power 0; aggregate amount beneficially owned 1,716,100 (2.7% of the class); the aggregate amount excludes certain shares
  Comment: Percentage ownership based on 63,779,325 shares outstanding as reported in a Prospectus filed by the Company pursuant to Rule 424(b)(5) on December 4, 2024 with the Securities and Exchange Commission (File No. 333-283269).
- Ted D. Kellner (CIK 0001187524): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 394,000; shared voting power 1,099,000; sole dispositive power 394,000; shared dispositive power 1,099,000; aggregate amount beneficially owned 1,493,000 (2.3% of the class); the aggregate amount excludes certain shares
  Comment: Percentage ownership based on 63,779,325 shares outstanding as reported in a Prospectus filed by the Company pursuant to Rule 424(b)(5) on December 4, 2024 with the Securities and Exchange Commission (File No. 333-283269).
- Paul W. Sweeney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 2,000; shared voting power 0; sole dispositive power 2,000; shared dispositive power 0; aggregate amount beneficially owned 2,000 (0% of the class)
  Comment: Percentage ownership based on 63,779,325 shares outstanding as reported in a Prospectus filed by the Company pursuant to Rule 424(b)(5) on December 4, 2024 with the Securities and Exchange Commission (File No. 333-283269).
- Wayne Springate (CIK 0001465652): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 4,660; shared voting power 0; sole dispositive power 4,660; shared dispositive power 0; aggregate amount beneficially owned 4,660 (0.01% of the class)
  Comment: Percentage ownership based on 63,779,325 shares outstanding as reported in a Prospectus filed by the Company pursuant to Rule 424(b)(5) on December 4, 2024 with the Securities and Exchange Commission (File No. 333-283269).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: AIM IMMUNOTECH INC.
Address of issuer's principal executive offices: 2117 SW HIGHWAY 484, OCALA, Florida (FL), 32801
Comment:
This Amendment No. 10 ("Amendment No. 10") is being filed jointly by Todd Deutsch, Ted. D. Kellner, Paul W. Sweeney and Wayne Springate and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 27, 2023 (the "Initial Schedule 13D" and together with Amendment No. 1 thereto filed on August 7, 2023, Amendment No. 2 thereto filed on August 28, 2023, Amendment No. 3 thereto filed on January 3, 2024, Amendment No. 4 thereto filed on July 15, 2024, Amendment No. 5 thereto filed on July 30, 2024, Amendment No. 6 thereto filed on August 14, 2024, Amendment No. 7 thereto filed on September 3, 2024, Amendment No. 8 thereto filed on September 11, 2024 and Amendment No. 9 thereto filed on December 17, 2024, the "Schedule 13D") by Todd Deutsch, Ted D. Kellner and, in the cases of Amendment No. 8 and 9 thereto, Paul W. Sweeney, and Amendment No. 9 thereto, Wayne Springate, with respect to the Common Stock, par value $0.001 per share, of AIM ImmunoTech Inc. (the "Company").
In this Amendment No. 10, Mr. Deutsch, Mr. Kellner, Mr. Sweeney and Mr. Springate are each a "Reporting Person" and, collectively, the "Reporting Persons." In the Initial Schedule 13D and all prior amendments, "Reporting Persons" refers to Mr. Deutsch and Mr. Kellner, except for Amendment No. 8, in which "Reporting Persons" refer to Mr. Deutsch, Mr. Kellner and Mr. Sweeney, and Amendment No. 9, in which "Reporting Persons" refer to Mr. Deutsch, Mr. Kellner, Mr. Sweeney and Mr. Springate. Capitalized terms used herein and not otherwise defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D. This Amendment No. 10 amends Item 5 to the extent set forth below.

## Item 5. Interest in Securities of the Issuer
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the termination of the agreement among the Reporting Persons, dated September 3, 2024 and amended September 11, 2024 and December 14, 2024, by its terms following the completion of the Company's annual meeting of stockholders held on December 17, 2024, following the final certification of voting results of the annual meeting on December 19, 2024, each of the Reporting Persons has ceased to be a part of any "group" within the meaning of the Securities Exchange Act of 1934, as amended, among or between the Reporting Persons that is the beneficial owner of more than 5% of the Company's outstanding Common Stock and, accordingly, each of the Reporting Persons has ceased to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. The filing of this Amendment No. 10 represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons and the Reporting Persons as a group.

## Signatures
- Todd Deutsch: /s/ Todd Deutsch, Todd Deutsch (12/23/2024)
- Ted D. Kellner: /s/ Ted D. Kellner, Ted D. Kellner (12/23/2024)
- Paul W. Sweeney: /s/ Paul W. Sweeney, Paul W. Sweeney (12/23/2024)
- Wayne Springate: /s/ Wayne Springate, Wayne Springate (12/23/2024)